

June 18, 2013

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 7 to Registration Statement on Form S-1**
> **Filed June 5, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

   We reviewed the above-captioned filing and have the following comments.

Prospectus Summary, page I-1

1. We note your use of the phrase "[a]s a newly identified 'blank check' company" here and elsewhere in the registration statement. Please delete the words "newly identified" here and elsewhere in the registration statement.

2. We note the revised disclosure that the company's "officers have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 24 months from the closing of this offering." File the agreement as an exhibit to the registration statement or advise us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Plan of Distribution, page I-18; Reports to Security Holders, page I-26

3. We note your use of the phrase "[l]ike many blank check companies" on page I-19 and the phrase "[a]lthough we are a newly identified 'blank check' company" on page I-27. Since the phrases are inapplicable to the disclosures that you are making, please delete.

Plan of Distribution, page I-18

4. Summarize here the provisions contained in section 2 of the agreement filed as exhibit 10.1 to the registration statement.

Liquidity & Capital Resources, page I-31

5. The statement that "revenues are increasing and operations should be sustainable in the long-term of at least twelve (12) months due to the increase in cash flow from sales of the company" is inconsistent with disclosures under "Results of Operations for the Period Ended March 31, 2013" which indicate that revenues decreased 24% as compared to the period ended March 31, 2012. Please reconcile the disclosures.

Exhibit 10.1

6. The provisions contained in section 2 of the agreement are inconsistent with the requirements of paragraphs (b)(1)(ii) and (b)(3) of Rule 419 that the escrow account is for the sole benefit of the purchasers of the securities being registered for resale by the selling security holders listed as the initial stockholders in exhibit A. Please revise.

7. We note that the agreement is not executed by all of the initial stockholders listed in exhibit A. Please refile the agreement executed by all of the initial stockholders listed in exhibit A.

       You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief